UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Executives of Constellium N.V. (the “Company”) presented an overview of the Company’s automotive operations and strategy on June 23, 2014 as part of its Analyst Field Trip Conference in Singen, Germany. The presentation slides are posted on the Company’s website and are attached and incorporated herein by reference as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Presentation slides for Constellium N.V.’s Analyst Field Trip Conference in Singen, Germany, dated June 23, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

June 23, 2014	By:	/s/ Didier Fontaine
	Name:	Didier Fontaine
	Title:	Chief Financial Officer